Exhibit (13)(c)

SHAREHOLDER SERVICES PLAN

(CLASS A SHARES)

UBS SERIES FUNDS

UBS Ultra Short Income Fund

WHEREAS, UBS SERIES FUNDS (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company and offers separate series of shares of beneficial interest, one of which corresponds to a distinct portfolio designated as UBS Ultra Short Income Fund (the “Fund”); and

WHEREAS, UBS Asset Management (US) Inc. (“UBS AM”) serves as Principal Underwriter of the Fund and performs or contracts with other intermediaries to perform certain services for existing shareholders of Class A shares; and

NOW, THEREFORE, the Trust hereby adopts this Shareholder Services Plan (the “Plan”) with respect to the Class A shares of the Fund in accordance with Rule 12b-1 under the 1940 Act.

1. Class A shares of the Fund will pay to UBS AM, as compensation for the provision of services to shareholders of Class A shares, a service fee at the rate of 0.10% on an annualized basis of the average daily net assets of such shares. Such fee shall be calculated and accrued daily and paid monthly or at such other intervals, as the Board members of the Trust (the “Board”) shall determine.

2. The Fund may pay a service fee to UBS AM at a lesser rate than the fee specified in Paragraph 1 of this Plan, as agreed upon by the Board and UBS AM and as approved in the manner specified in Paragraph 4 of this Plan.

3. The service fee received by UBS AM is for providing “personal service and/or the maintenance of shareholder accounts” as provided for in Rule 2341(b)(9) of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including expenditures for overhead and other expenses of UBS AM, and telephone and other communications expenses relating to the provision of shareholder services. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

4. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) those Board members who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”), cast in person at a meeting (or meetings) called for the purpose of voting on such approval.

5. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 4.

6. UBS AM shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to servicing shareholders of Class A shares of the Fund and the purposes for which such expenditures were made. UBS AM shall submit only information regarding amounts expended for servicing shareholder accounts to the Board in support of the service fee payable hereunder.

7. This Plan may be terminated with respect to the Class A shares of the Fund at any time by vote of the Board, by vote of a majority of the Independent Board Members, or by vote of a majority of the outstanding voting securities of the Class A shares.

8. This Plan may not be amended to increase materially the amount of the service fee provided for in Paragraph 1 hereof unless such amendment is approved by a majority of the outstanding voting securities of the Class A shares of the Fund. No material amendment to the Plan shall be made unless approved in the manner provided for initial approval in Paragraph 4 hereof.

9. The amount of the service fee payable to UBS AM is not related directly to expenses incurred by UBS AM on behalf of the Fund or its Class A shares in providing services to shareholders. Neither the Fund nor Class A Shares are obligated to reimburse UBS AM for such expenses. The service fee set forth in Paragraph 1 hereof will be paid to UBS AM until the Plan is terminated or not renewed. If the Plan is terminated or not renewed, any service-related expenses incurred by UBS AM in excess of payments of the service fee specified in Paragraph 1 hereof that UBS AM has received or accrued through the termination date are the sole responsibility and liability of UBS AM, and are not obligations of the Fund or Class A shares.

10. While this Plan is in effect, the selection and nomination of the Board members who are Independent Board Members of the Trust shall be committed to the discretion of the Independent Board Members.

11. As used in this Plan, the term “majority of the outstanding voting securities” shall have the same meaning as the term has in the 1940 Act.

12. The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 6 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

13. The Board members of the Trust and the shareholders of the Fund shall not be liable for any obligations of the Trust or the Fund under this Plan, and UBS AM or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or the Fund in settlement of such right or claim, and not to such Board members or shareholders.

IN WITNESS WHEREOF, the Trust has executed this Shareholder Services Plan on the day and year set forth below in New York, New York.

Date: May 23, 2018

ATTEST:	UBS SERIES FUNDS

By: /s/ Eric Sander	By: /s/ Keith A. Weller
Eric Sanders	Keith A. Weller
Vice President and Assistant Secretary	Vice President and Assistant Secretary

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